

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 17, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
6.75% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value
per share of ARMADA HOFFLER PROPERTIES, INC. under the Exchange Act of 1934.

Sincerely,